UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Houlihan Lokey, Inc.

(Name of Issuer)

Class A common stock, par value $0.001 per share

(Title of Class of Securities)

441593100

(CUSIP Number)

Christopher M. Crain, Esq.

General Counsel

10250 Constellation Blvd., 5th Floor

Los Angeles, CA 90067

Telephone: (310) 788-5200

Copy to:

Steven B. Stokdyk, Esq.

Latham & Watkins LLP

355 S. Grand Avenue

Los Angeles, CA 90071

Telephone: (213) 485-1234

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 30, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 441593100

1.	Name of Reporting Person: HL Voting Trust
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 39,747,831 (1)
	9.	Sole Dispositive Power: 0
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,747,831 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 60.4% (2)
14.	Type of Reporting Person: OO

(1)	Based upon (i) 27,599,260 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (ii) 12,148,571 shares of common stock owned directly by ORIX HLHX Holding LLC (“ORIX”), comprised of 11,710,331 shares of Class B common stock and 438,240 shares of Class A common stock.
(2)	Based upon (i) 26,550,020 shares of Class A common stock outstanding as of the date hereof as reported by the Issuer, which gives effect to the conversion of 1,875,000 shares of Class B common stock into newly issued Class A common stock by various selling stockholders (the “Conversion”), (ii) 27,599,260 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (iii) 11,710,331 shares of Class B common stock owned directly by ORIX.

CUSIP No.: 441593100

1.	Name of Reporting Person: Scott L. Beiser
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☒ (b) ☐
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 39,747,831 (1)
	9.	Sole Dispositive Power: 1,019,644
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,747,831 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 60.4% (2)
14.	Type of Reporting Person: OO, IN

(1)	Based upon (i) 27,599,260 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (ii) 12,148,571 shares of common stock owned directly by ORIX, comprised of 11,710,331 shares of Class B common stock and 438,240 shares of Class A common stock.
(2)	Based upon (i) 26,550,020 shares of Class A common stock outstanding as of the date hereof as reported by the Issuer, which gives effect to the Conversion, (ii) 27,599,260 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (iii) 11,710,331 shares of Class B common stock owned directly by ORIX.

CUSIP No.: 441593100

1.	Name of Reporting Person: Irwin N. Gold
2.	Check the Appropriate Box if a Member of Group (See Instructions): (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Source of Funds: OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e): ☐
6.	Citizenship or Place of Organization: United States
Number of Shares Beneficially Owned By Each Reporting Person With:	7.	Sole Voting Power: 0
	8.	Shared Voting Power: 39,747,831 (1)
	9.	Sole Dispositive Power: 1,474,007
	10.	Shared Dispositive Power: 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 39,747,831 (1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares: ☐
13.	Percent of Class Represented By Amount In Row (11): 60.4% (2)
14.	Type of Reporting Person: OO, IN

(1)	Based upon (i) 27,599,260 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (ii) 12,148,571 shares of common stock owned directly by ORIX, comprised of 11,710,331 shares of Class B common stock and 438,240 shares of Class A common stock.
(2)	Based upon (i) 26,550,020 shares of Class A common stock outstanding as of the date hereof as reported by the Issuer, which gives effect to the Conversion, (ii) 27,599,260 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (iii) 11,710,331 shares of Class B common stock owned directly by ORIX.

Explanatory Note

This Amendment No. 6 to Schedule 13D (this “Amendment”) is filed to amend the Schedule 13D (the “Initial Schedule”) filed with the Securities and Exchange Commission (the “SEC”) on August 28, 2015 by the HL Voting Trust (the “HL Voting Trust”), Scott L. Beiser, Irwin N. Gold and Robert H. Hotz, as subsequently amended on December 7, 2016 and refiled in its entirety on February 10, 2017, which was further amended on February 18, 2017, March 17, 2017, April 5, 2017 and June 2, 2017 (the Initial Schedule as amended, the “Schedule”). This Amendment amends the below sections of the Schedule to reflect the underwritten public offering (“Underwritten Offering”) of 3,750,000 shares of Class A common stock, consisting of 1,825,000 shares sold by ORIX and 1,825,000 shares sold by certain of the Issuer’s employees and members of management as listed in Schedule B-2 of the Underwriting Agreement, dated October 25, 2017 (collectively, the “Selling Stockholders”), by and among the Issuer, ORIX, the Selling Stockholders and Morgan Stanley & Co. LLC, as the underwriter (the “Underwriting Agreement”). The HL Voting Trust may be deemed to beneficially own the shares of ORIX as a result of the Stockholders’ Agreement dated August 18, 2015 entered in to by ORIX and the HL Voting Trust and more fully described in the Initial Schedule. Capitalized terms not defined herein shall have the meanings ascribed to them in the Schedule.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 is hereby amended by replacing paragraphs two, three and four of the Initial Schedule with the following:

From June 2, 2017, the date of the last amendment to the Schedule, until November 3, 2017, there was a net decrease of 2,779,967 shares in the HL Voting Trust due to the conversion and subsequent donation of 45,050 shares of Class B common stock, the withholding of 806,248 shares of Class B common stock upon vesting of restricted shares (including in connection with the Conversion), the forfeiture of 88,987 shares of Class B common stock in connection with terminations of employment, the issuance of 26,492 Class B shares in connection with an acquisition, conversion and subsequent release of 21,217 Class B shares to the estate of a deceased managing director, and the granting of 30,043 new shares of Class B common stock under the Issuer’s 2016 Equity Plan.

On October 30, 2017, 1,750,000 shares of Class B common stock that were subject to the HL Voting Trust were converted to Class A common stock and the Class A common stock was sold to the underwriter for $42.00 per share ($41.625 after the underwriter’s discount) in connection with the Underwritten Offering of 3,500,000 under the Issuer’s Prospectus Supplement. ORIX sold 1,750,000 shares of Class A common stock in the Underwritten Offering.

On November 3, 2017, the underwriter completed the purchase of 250,000 additional shares pursuant to a partial exercise of its option granted in the Underwriting Agreement. 125,000 additional shares of Class B common stock that were subject to the HL Voting Trust were converted to Class A common stock and the Class A common stock was sold to the underwriter for $42.00 per share ($41.625 after the underwriter’s discount), and ORIX sold an additional 125,000 shares of Class A common stock.

Item 4.	Purpose of Transaction

Item 4 is hereby amended and supplemented by the addition of the following:

Pursuant to the Stockholders’ Agreement, prior to the fifth anniversary of the Issuer’s IPO, so long as ORIX’s Post-IPO Percentage Ownership (as defined in the Stockholders’ Agreement) was 20% or greater, ORIX had the right to recommend four director nominees to the board of directors of the Issuer. In connection with the Underwritten Offering, ORIX’s Post-IPO Percentage Ownership decreased below 20%, as a result of which, pursuant to the Stockholders’ Agreement, the number of director nominees that ORIX is entitled to recommend was reduced from four to three and the number of director nominees that the trustees of the HL Voting Trust are entitled to recommend was increased from four to five.

In connection with the Underwritten Offering, effective as of November 3, 2017, the Issuer, ORIX and the trustees of the HL Voting Trust entered into a waiver agreement pursuant to which the Issuer and the trustees waived the provision of the Stockholders’ Agreement requiring ORIX to take all actions necessary to cause one of the ORIX-designated directors to tender his resignation within five business days of the closing of the Underwritten Offering and ORIX agreed to take all actions necessary to cause such director to tender his resignation within one business day of receiving a written request from the trustees to do so. The trustees are currently considering candidates and are in consultation with the Board, including the Independent Directors, regarding potential director candidates.

Item 5.	Interest in Securities of the Issuer

Item 5(a)-(b) is hereby amended and restated as follows:

(a)-(b) The aggregate number and percentage of the class of securities of the Issuer and the voting and dispositive power of the Reporting Persons after giving effect to the Underwritten Offering is set forth below:

	HL Voting Trust		Scott L. Beiser		Irwin N. Gold
Amount beneficially owned:	39,747,831	(1)	39,747,831	(1)	39,747,831	(1)
Percent of class:	60.4	%(2)	60.4	%(2)(3)	60.4	%(2)(4)
Sole power to vote or to direct the vote:	0		0		0
Shared power to vote or to direct the vote:	39,747,831	(1)	39,747,831	(1)	39,747,831	(1)
Sole power to dispose or to direct the disposition of:	0		1,019,644	(3)	1,474,007	(4)
Shared power to dispose or to direct the disposition of:	0		0		0

(1)	Pursuant to the Voting Trust Agreement, Messrs. Beiser and Gold as Trustees have voting control over the 28,413,685 shares of Class B common stock subject to the HL Voting Trust as of the date hereof, but dispositive power over only those shares which each directly owns.
(2)	Based upon (i) 26,550,020 shares of Class A common stock outstanding as of the date hereof as reported by the Issuer, which gives effect to the Conversion, (ii) 27,559,260 shares of Class B common stock subject to the HL Voting Trust as of the date hereof and (iii) 11,710,331 shares of Class B common stock owned directly by ORIX, each of which gives effect to the Conversion and Underwritten Offering.
(3)	Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Beiser retains dispositive control over 1,019,644 shares of Class B common stock (the “Beiser Shares”), which represents a dispositive power beneficial ownership percentage of 1.5% of the Issuer’s Class B common stock. The Beiser Shares include 58,367 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.
(4)	Each HL Holder retains sole dispositive power over their shares deposited in the HL Voting Trust. As a result, Mr. Gold retains dispositive control over 1,474,007 shares of Class B common stock (the “Gold Shares”), which represents a dispositive power beneficial ownership percentage of 2.2% of the Issuer’s Class B common stock. The Gold Shares include 43,728 shares of unvested Class B common stock subject to vesting based on continued service with the Issuer.

Item 5(c) is hereby amended and restated as follow:

On October 30, 2017, in connection with the Underwritten Offering, Mr. Gold converted 91,453 shares, and Mr. Beiser converted 63,688 shares, of Class B common stock to Class A common stock and sold the Class A common stock to the underwriter for $42.00 per share ($41.625 after the underwriter’s discount).

On November 3, 2017, in connection with the Underwritten Offering, Mr. Gold converted 6,533 shares, and Mr. Beiser converted 4,550 shares, of Class B common stock to Class A common stock and sold the Class A common stock to the underwriter for $42.00 per share ($41.625 after the underwriter’s discount).

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended by adding the following to the Schedule:

Underwriting Agreement. In connection with the Underwritten Offering, the Selling Stockholders entered into the Underwriting Agreement, pursuant to which the Selling Stockholders and ORIX USA sold 3,500,000 shares of Class A common stock at a price of $41.625 per share, with an option for the underwriter to purchase an additional 525,000 shares of Class A common stock at the same price.

The foregoing description of the Underwriting Agreement is qualified in its entirety by reference to the full text of the Underwriting Agreement, filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 30, 2017.

Lock-Up Agreement. In connection with the Underwritten Offering, all of the Issuer’s directors, the Selling Stockholders and ORIX USA entered into and are subject to letter agreements (the “Lock-Up Agreement”) that restrict their ability to transfer shares of the Issuer’s capital stock until December 24, 2017, without the consent of the underwriter in the offering.

The Lock-Up Agreement provides that without the prior written consent of the underwriter, all of the Selling Stockholders, which includes Mr. Beiser, Mr. Gold and ORIX USA, will not, subject to limited exceptions, during the 60-day period ending December 24, 2017, subject to extension in specified circumstances:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any shares of the Issuer’s common stock or any securities convertible into or exercisable or exchangeable for shares of the Issuer’s common stock; or

•	enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the Lock-Up Securities, whether any such swap or transaction is to be settled by delivery of Common Stock or other securities, in cash or otherwise.

The foregoing description of the Lock-Up Agreement is qualified in their entirety by reference to the full text of the Lock-Up Agreement. The form of Lock-Up Agreement is included as an exhibit to the Underwriting Agreement, filed as Exhibit 1.1 to the Issuer’s Current Report on Form 8-K, filed with the SEC on October 30, 2017.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement

99.2	Power of Attorney of Scott L. Beiser (incorporated by reference to Exhibit 99.2 of Schedule 13D filed August 28, 2015)

Exhibit No.	Description
99.3	Power of Attorney of Irwin N. Gold (incorporated by reference to Exhibit 99.3 of Schedule 13D filed August 28, 2015)

99.4	Underwriting Agreement (incorporated by reference to Exhibit 1.1 of the Issuer’s Current Report on Form 8-K, filed October 30, 2017)

SIGNATURE

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 6, 2017

HL VOTING TRUST:

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser, Trustee

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold, Trustee

SCOTT L. BEISER (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Scott L. Beiser

IRWIN N. GOLD (Individually):

By:	/s/ J. Lindsey Alley
Name:	J. Lindsey Alley
Title:	Attorney-in-Fact for Irwin N. Gold